Page 1 of 13
Exhibit Index on Page 2

FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549


Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934




(Mark One)

  [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [FEE REQUIRED].
             For the fiscal year ended:  December 31, 1995

  OR

  [  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
             For the transition period from       to



Commission file number     1- 3208

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        Lithonia Lighting Profit-Sharing and Retirement
        Plan for Salaried Employees

  B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

        National Service Industries, Inc.
        1420 Peachtree Street, NE
        Atlanta, Georgia 30309

REQUIRED INFORMATION

The following documents are filed as a part of this report:

1.   Financial Statements


     Plan financial statements prepared in accordance with the financial reporting requirements of ERISA include the following:

     Report of Independent Public Accountants

     Statements of Net Assets Available for Benefits as of December 31, 1995 and 1994.

     Statement of Changes in Net Assets Available for Benefits, with Fund Information, for the Year Ended December 31, 1995.

     Notes to  Financial  Statements  and  Schedule

     Schedule I: Item 27e - Schedule of Nonexempt Transactions for the Year Ended December 31, 1995


2.   Exhibits
                                                             Sequentially
                                                               Numbered
     The following exhibit is filed with this report:            Page

     23     Consent of Arthur Andersen LLP                        13



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              Lithonia Lighting Profit Sharing
                              and Retirement Plan for Salaried Employees


Date: June 28, 1996           By:   National Service Industries, Inc.
                                    Plan Administrator

                              By:    /s/ James S. Balloun
                              Name:  James S. Balloun
                              Title: Chairman and Chief Executive Officer

                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of
Lithonia Lighting Profit Sharing and Retirement Plan for Salaried Employees:


We have audited the accompanying statements of net assets available for benefits of LITHONIA LIGHTING PROFIT SHARING AND RETIREMENT PLAN FOR SALARIED EMPLOYEES as of December 31, 1995 and 1994 and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 31, 1995. These financial statements and the schedule of nonexempt transactions (Schedule I) are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994 and the changes in net assets available for benefits for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedule of nonexempt transactions is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion , are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Atlanta, Georgia
May 31, 1996

                      LITHONIA LIGHTING PROFIT SHARING AND

                     RETIREMENT PLAN FOR SALARIED EMPLOYEES


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1995 AND 1994








                                                              1995          1994

CONTRIBUTIONS RECEIVABLE:
    Employer .......................................   $   121,693   $    25,421
    Participant ....................................             0        75,617
              Total contributions receivable .......       121,693       101,038
INVESTMENT IN NSI DC TRUST,
at fair value (Note 2):
    Stable Value Fund ..............................    21,297,500    20,958,760
    Balanced Fund ..................................    17,706,719    12,693,251
    Diversified Equity Fund ........................    16,676,083    11,858,437
    Loan Fund ......................................     2,190,138     1,638,476
    NSI Stock Fund .................................       480,967       303,025
    International Fund .............................       154,648             0
                                                        58,506,055    47,451,949

NET ASSETS AVAILABLE FOR BENEFITS ..................   $58,627,748   $47,552,987




        The accompanying notes are an integral part of these statements.

                      LITHONIA LIGHTING PROFIT SHARING AND

                     RETIREMENT PLAN FOR SALARIED EMPLOYEES


           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,

          WITH FUND INFORMATION, FOR THE YEAR ENDED DECEMBER 31, 1995






                                                           Diversified      Stable       NSI
                                             Balanced        Equity         Value       Stock      Loan     Internat'l
                                               Fund           Fund          Fund        Fund       Fund        Fund         Total

CONTRIBUTIONS:
    Employer ............................ $    470,752  $    523,110  $    442,106  $  22,024  $         0  $   7,550  $  1,465,542
    Participant .........................    1,153,295     1,344,307     1,086,075     62,578            0     22,513     3,668,768
              Total contributions .......    1,624,047     1,867,417     1,528,181     84,602            0     30,063     5,134,310

NET GAIN FROM INVESTMENT IN NSI DC TRUST     3,901,544     4,319,782     1,507,547    128,230      140,169      4,444    10,001,716

BENEFITS PAID TO PARTICIPANTS ...........     (850,659)     (872,480)   (2,159,963)   (68,111)     (96,409)      (881)   (4,048,503)

INTRAPLAN TRANSFERS .....................      352,765      (473,845)     (542,205)    33,866      507,901    121,518             0

OTHER ...................................       (6,485)      (21,571)       15,310          0            0        (16)      (12,762)
NET INCREASE ............................    5,021,212     4,819,303       348,870    178,587      551,661    155,128    11,074,761

NET ASSETS AVAILABLE FOR BENEFITS,
December 31, 1994 .......................   12,723,884    11,894,022    20,992,784    303,820    1,638,477          0    47,552,987
NET ASSETS AVAILABLE FOR BENEFITS,
December 31, 1995 ....................... $ 17,745,096  $ 16,713,325  $ 21,341,654  $ 482,407  $ 2,190,138  $ 155,128  $ 58,627,748





         The accompanying notes are an integral part of this statement.

                      LITHONIA LIGHTING PROFIT SHARING AND

                     RETIREMENT PLAN FOR SALARIED EMPLOYEES


                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 1995 AND 1994



  1.  PLAN DESCRIPTION

     The following brief description of the Lithonia Lighting Profit Sharing and Retirement Plan for Salaried Employees (the "Plan") of Lithonia Lighting Company (the "Company"), a division of National Service Industries, Inc. ("NSI"), is provided for informational purposes only. Participants should refer to the plan agreement for more complete information.

      General

     The Plan, as amended and restated effective September 1, 1989 and as further amended through September 1, 1993, is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"). The Plan covers all nonunion, salaried, nonhourly employees of the Company who have one year of service, as defined, and who are 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

      Contributions

     Contributions are made by the participants and the Company. Participants may elect to contribute between 1% and 15% of before-tax compensation, as defined in the Plan, subject to certain limitations under the IRC. The Company provides a matching contribution in an amount equal to 50% of each participant's contributions, up to 6% of compensation for the plan year. For any plan year in which the Company's net profits, as defined, equal or exceed $6,000,000, the Company will make a profit-sharing contribution equal to 2% of the net profits for the plan year, less the aggregate matching contribution for the plan year.

     If 2% of net profits, plus any forfeitures of nonvested participant accounts, less matching contributions, equals or exceeds 30% of the 2% of net profits, plus forfeitures, then such 30% is allocated among participants on the basis of service credits, as defined. The remainder of the profit-sharing contribution is allocated to participants who made elective deferrals during the plan year and who are employed on the last day of the plan year. This allocation is based on the relative elective deferrals, up to 6% of compensation. If the 30% criteria is not met, the entire profit-sharing contribution is allocated to participants on the basis of service credits.

      Vesting

     Participants are 100% vested in their voluntary contributions. Vesting of employer contributions occurs on an increasing scale ranging from 10% after one year of service, as defined, to 100% after seven years of service. Nonvested employer contributions are forfeited upon withdrawal or termination, as defined, from the Plan and are added to the employer contribution for allocation to remaining participants based on service credits.

      Administration

     Under a trust agreement dated September 1, 1993, as amended, Wachovia Bank of Georgia, N.A. was appointed trustee of the NSI Defined Contribution Plans Master Trust (the "NSI DC Trust").

     The responsibility for administration of the Plan rests with the Plan's retirement committee, which is appointed by the board of directors of NSI. All administrative expenses of the Plan were paid by the Company during 1995.

      Participants' Accounts

     Individual accounts are maintained for each of the Plan's participants to reflect the particular participant's contributions and related employer contributions, as well as the participant's share of the Plan's income and any related administrative expenses.

     Effective with the change in 1995 from monthly to daily valuation of participant accounts, the Plan assigns units to its participants. At December 31, 1995, 6,550,609 units were assigned to plan participants. Unit values for each investment fund were as follows at December 31, 1995:

                  Stable Value Fund                   $10.59
                  Diversified Equity Fund              10.57
                  Balanced Fund                        22.95
                  NSI Stock Fund                       12.39
                  International Fund                    4.59


      Investment in NSI DC Trust

     The Plan's assets are commingled in the NSI DC Trust together with the assets of certain defined contribution plans of other NSI divisions. The investments of the NSI DC Trust are subject to certain administrative guidelines and limitations as to type and amount of securities held. Certain fund assets are allocated to selected independent investment managers to invest under these general guidelines.

      Investment Options

     The separate investment options made available under the Plan may be changed, eliminated, or modified from time to time by the investment committee of the NSI DC Trust. Participants make their investment elections in 5% increments, with changes allowed on a daily basis.

      The separate investment options offered by the Plan are:

        * Diversified Equity Fund. This fund is a diversified stock fund designed to invest in a broad range of common stocks providing capital growth.

        * Stable Value Fund. This is a fixed income fund designed to provide a steady level of current income while focusing on preservation of principal.

        * Balanced Fund. This fund is invested in a changing mix of high-quality stocks and bonds. The fund is designed to provide capital growth and current income while limiting the risk of principal loss.

        * NSI Stock Fund. This fund is invested in NSI common stock, although it may hold other short-term investments from time to time. A participant may not direct more than 50% of his/her account balance to be invested in this fund.

        * International Fund. This fund is invested in the stock of non-U.S. companies and is designed to provide long-term growth.

      Loans to Participants

     The Plan permits loans to participants up to the lower of 50% of the particular participant's vested account balance or $50,000. A participant has up to five years to pay back the principal and interest unless the loan is for the purchase of a primary residence, in which case the repayment period will be established at the time the loan is approved. Loan processing fees are charged directly to the participant's account. Interest rates on loans to participants are based on market rates as determined by the plan administrator.

      Benefits

     A participant is entitled to receive the distribution of his/her vested account balance upon death, disability, or retirement (age 65). These benefits are payable in a lump-sum amount. A participant who terminated employment with the Company for reasons other than these is entitled to receive his/her contributions in a lump sum as soon as administratively feasible.

     Benefits are payable in cash, except that any portion of a participant's account balance which is invested in the NSI Stock Fund is distributed in the form of shares of NSI common stock, with fractional shares paid in cash.

     Hardship withdrawals may be made upon proven financial hardship of a participant, as defined in the plan agreement and as approved by the Plan's retirement committee.

      Plan Termination

     Although the Company intends for the Plan to be permanent, the Plan provides that the Company has the right to discontinue contributions or to terminate the Plan at any time. In the event of Plan termination, the participants are vested in the amounts allocated to their respective accounts; however, the accounts shall continue to be held by the trustee until such time as the participants terminate their employment or otherwise become entitled to such vested benefits under the provisions of the Plan.

  2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting

     The accounts of the Plan are maintained by the trustee on the cash basis of accounting. The accompanying financial statements have been prepared using the accrual method of accounting by application of memorandum entries. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

      Investment Valuation

     Investments of the NSI DC Trust, except for the guaranteed investment contracts ("GICs"), are stated at fair value as determined by the trustee from quoted market prices. Securities traded on a national exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price.

     GICs included in the master trust are fully benefit-responsive and are therefore carried at contract value (cost plus accrued interest) in the accompanying financial statements in accordance with Statement of Position 94-4. At December 31, 1995, contract value approximates fair value. At December 31, 1995, the weighted average crediting interest rate was 6.77%. For the year ended December 31, 1995, the annual yield on the GICS held by the NSI DC Trust was 6.9%. For certain of the contracts held by the trust, crediting interest rates may be changed in the event of certain events such as early retirements, plant closings, etc., but in no case are adjusted to a rate less than 0%.

     GICs are subject to credit risk based on the ability of the insurance company to meet interest or principal payments, or both, as they become due.


  3.  NSI DC TRUST

      Investment Income

     Investment income of the NSI DC Trust for the year ended December 31, 1995 is summarized as follows:

Dividends on common stock ...................................      $    245,288
Interest income .............................................         4,597,435
Net appreciation in fair value of common stock ..............         1,408,275
Net income from mutual fund .................................        11,982,057
Net income from common/collective trust .....................        10,492,727
Net income from pooled separate account .....................            21,986
Investment expenses .........................................          (274,795)
Net investment income .......................................      $ 28,472,973

     The investment income of the NSI DC Trust for the year ended December 31, 1995 is allocated to participating plans as follows:


Lithonia Lighting Profit Sharing and Retirement Plan for
    Salaried Employees ..........................................    $10,001,716
All other NSI plans .............................................     18,471,257
              Total .............................................    $28,472,973

      Net Assets

     Net assets of the NSI DC Trust are as follows at December 31, 1995 and 1994:

                                                         1995              1994

       Mutual fund .........................    $  47,636,487     $  32,108,552
       Common/collective trust .............       48,146,903        34,036,863
       Guaranteed investment contracts .....       55,129,605        52,672,980
       Loans receivable from participants ..        6,104,302         5,145,365
       NSI common stock ....................        7,637,554         4,925,868
       Money market fund ...................        1,377,443         3,343,227
       Pooled separate account .............          871,467                 0
                                                  166,903,761       132,232,855
       Cash ................................          127,031                 0
                                                  167,030,792       132,232,855

       Accrued investment income ...........           76,779            74,167
       Adjustments for pending trades ......         (211,964)         (149,089)
       Other ...............................           49,961             7,738
                     Net assets ............    $ 166,945,568     $ 132,165,671

     The allocation of the net assets of the NSI DC Trust to participating plans is based on participant balances and is as follows as of December 31, 1995 and 1994:

                                                            1995            1994

Lithonia Lighting Profit Sharing and
Retirement Plan for  Salaried Employees ........    $ 58,506,055    $ 47,451,949
All other plans ................................     108,439,513      84,713,722
             Total .............................    $166,945,568    $132,165,671


       Investment in NSI Common Stock

     As  of   December 31,   1995  and  1994,   approximately   4.6%  and  3.7%,
     respectively, of the NSI DC Trust's net assets were invested in the common stock of NSI, a party in interest to the Plan.

  4.  TAX STATUS

     The Plan has received a favorable determination letter from the Internal Revenue Service dated September 5, 1986, stating that the Plan, as designed, is in accordance with plan design requirements as of that date. The Plan has been amended since receiving the determination letter, and a request for a new determination letter has been filed. The plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and that the related trust was tax-exempt as of December 31, 1995 and 1994.

5.   NONEXEMPT TRANSACTIONS

     Due to an administrative error, participant contributions to the Plan for certain company payroll periods from December, 1993 through April, 1994 were not deposited to the NSI DC Trust in a timely manner. These contributions, together with appropriate earnings, have been deposited into the Trust. (See Schedule I)

                                   SCHEDULE I

                      LITHONIA LIGHTING PROFIT SHARING AND
                     RETIREMENT PLAN FOR SALARIED EMPLOYEES

                   ITEM 27e-SCHEDULE OF NONEXEMPT TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1995





                                                                         Description of Transactions,
                                                                           Including Maturity Date,
                                 Relationship to Plan, Employer, or     Rate of Interest, Collateral, and
Identity of Party Involved           Other Party in Interest                 Par or Maturity Value               Amount



Lithonia Lighting                         Sponsor                   Participant contributions for certain      $321,492
Company, a  division                                                payroll periods from December, 1993 to
of National Service                                                 April, 1994 were not timely remitted to
Industries, Inc.                                                    the trust.

